# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Gamehaus Holdings Inc., CIK 0002000530
CUSIP: G3731B108
Title of class of securities: Class A Ordinary Share
Address of issuer's principal executive offices: 5th Floor, Building 2, No. 500 Shengxia, Pudong New District, Shanghai, China (F4), 201210
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002080129

## Reporting persons
- Feng Xie: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: China (F4); sole voting power 0; shared voting power 15,598,113; sole dispositive power 0; shared dispositive power 15,598,113; aggregate amount beneficially owned 15,598,113 (29.12% of the class)
  Comment: The amount in rows 6, 8 and 9 represents 15,598,113 Class A ordinary shares issuable to Funtery Holding Limited upon the conversion of 15,598,113 Class B ordinary shares held by Funtery Holding Limited, as of June 30, 2025. The issuer's Class B ordinary shares are convertible into Class A ordinary shares at any time after issuance at the option of the holder on a one-to-one basis. Percentage of class is calculated based on 37,971,245 Class A ordinary shares as of June 30, 2025. Pursuant to Rule 13d-3(d)(1) under the Securities Exchange Act of 1934, as amended, the denominator of this percentage is the sum of the 37,971,245 Class A ordinary shares plus 15,598,113 Class A ordinary shares issuable to Funtery Holding Limited upon the conversion of the Class B ordinary shares described above.
- Funomic Holding Limited: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Virgin Islands British (D8); sole voting power 0; shared voting power 15,598,113; sole dispositive power 0; shared dispositive power 15,598,113; aggregate amount beneficially owned 15,598,113 (29.12% of the class)
  Comment: The amount in rows 6, 8 and 9 represents 15,598,113 Class A ordinary shares issuable to Funtery Holding Limited upon the conversion of 15,598,113 Class B ordinary shares held by Funtery Holding Limited, as of June 30, 2025. The issuer's Class B ordinary shares are convertible into Class A ordinary shares at any time after issuance at the option of the holder on a one-to-one basis. Percentage of class is calculated based on 37,971,245 Class A ordinary shares as of June 30, 2025. Pursuant to Rule 13d-3(d)(1) under the Securities Exchange Act of 1934, as amended, the denominator of this percentage is the sum of the 37,971,245 Class A ordinary shares plus 15,598,113 Class A ordinary shares issuable to Funtery Holding Limited upon the conversion of the Class B ordinary shares described above.
- Playfund Trust: type of reporting person: other (OO); citizenship or place of organization: Singapore (U0); sole voting power 0; shared voting power 15,598,113; sole dispositive power 0; shared dispositive power 15,598,113; aggregate amount beneficially owned 15,598,113 (29.12% of the class)
  Comment: The amount in rows 6, 8 and 9 represents 15,598,113 Class A ordinary shares issuable to Funtery Holding Limited upon the conversion of 15,598,113 Class B ordinary shares held by Funtery Holding Limited, as of June 30, 2025. The issuer's Class B ordinary shares are convertible into Class A ordinary shares at any time after issuance at the option of the holder on a one-to-one basis. Percentage of class is calculated based on 37,971,245 Class A ordinary shares as of June 30, 2025. Pursuant to Rule 13d-3(d)(1) under the Securities Exchange Act of 1934, as amended, the denominator of this percentage is the sum of the 37,971,245 Class A ordinary shares plus 15,598,113 Class A ordinary shares issuable to Funtery Holding Limited upon the conversion of the Class B ordinary shares described above.
- Funtery Holding Limited: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Virgin Islands British (D8); sole voting power 0; shared voting power 15,598,113; sole dispositive power 0; shared dispositive power 15,598,113; aggregate amount beneficially owned 15,598,113 (29.12% of the class)
  Comment: The amount in rows 6, 8 and 9 represents 15,598,113 Class A ordinary shares issuable to Funtery Holding Limited upon the conversion of 15,598,113 Class B ordinary shares held by Funtery Holding Limited, as of June 30, 2025. The issuer's Class B ordinary shares are convertible into Class A ordinary shares at any time after issuance at the option of the holder on a one-to-one basis. Percentage of class is calculated based on 37,971,245 Class A ordinary shares as of June 30, 2025. Pursuant to Rule 13d-3(d)(1) under the Securities Exchange Act of 1934, as amended, the denominator of this percentage is the sum of the 37,971,245 Class A ordinary shares plus 15,598,113 Class A ordinary shares issuable to Funtery Holding Limited upon the conversion of the Class B ordinary shares described above.

## Item 1. Issuer
Name of issuer: Gamehaus Holdings Inc.
Address of issuer's principal executive offices: 5th Fl, Bldg. 2, No. 500 Shengxia Road. Pudong New District, Shanghai, F4, 201210

## Item 2. Person Filing
Name of person filing:
Funtery Holding Limited
Funomic Holding Limited
Playfund Trust
Feng Xie

The shares reported herein are directly held by Funtery Holding Limited. Funomic Holding Limited, the 66.67% shareholder of Funtery Holding Limited, is directly and indirectly beneficially owned by Feng Xie. Funomic Holding Limited is wholly owned by Playfund Trust, a trust established under the laws of the Republic of Singapore by Feng Xie, as settlor, with Vistra Trust (Singapore) Pte. Limited being appointed as the trustee and Cyberjoy Holding Limited as the beneficiary and having voting and dispositive power over these Class B Ordinary Shares. Accordingly, Feng Xie may be deemed to indirectly beneficially own the securities of the Issuer held by Funtery Holding Limited.
Address of principal business office or, if none, residence:
Funtery Holding Limited: Sea Meadow House, P.O. Box 116, Road Town, Tortola, British Virgin Islands

Funomic Holding Limited: Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands

Playfund Trust: 9 Raffles Place,#26-01 Republic Plaza, Singapore 048619

Feng Xie: 5th Floor, Building 2, No. 500, Shengxia Road, Pudong New Area, Shanghai, People's Republic of China
Citizenship:
Funtery Holding Limited: British Virgin Island
Funomic Holding Limited: British Virgin Island
Playfund Trust: the Republic of Singapore
Feng Xie: the People's Republic of China

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 15,598,113
Percent of class: 29.12%
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 15,598,113
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 15,598,113

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 99.1 Joint Filing Agreement by and among Funtery Holding Limited, Funomic Holding Limited, Playfund Trust, and Feng Xie

## Signatures
- Feng Xie: /s/ Feng Xie, Feng Xie (08/15/2025)
- Funomic Holding Limited: /s/ Feng Xie, Feng Xie/Authorized Signatory (08/15/2025)
- Playfund Trust: /s/ Feng Xie, Feng Xie/Authorized Signatory (08/15/2025)
- Funtery Holding Limited: /s/ Feng Xie, Feng Xie/Director (08/15/2025)